April 10, 2023

Ms. Cara B. Wirth and Ms. Pamela Long

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE, Washington, D.C. 20549

Re:	Alset Capital Acquisition Corp.
Form 14A (Preliminary Proxy Statement)
Filed on March 24, 2023 Supplemental Response Letter to Oral Comments received on April 7, 2023

Dear Ms. Wirth and Ms. Long:

This letter is being furnished in response to the oral comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) issued on April 7, 2023 with respect to a Preliminary Proxy Statement filed with the Securities and Exchange Commission on March 24, 2023 (the “Preliminary Proxy Statement”) of Alset Capital Acquisition Corp. (the “Company”, “we” or “us”).

This letter provides the Company’s responses to the Staff’s oral comments issued on April 7, 2023. A brief synopsis of the Staff’s oral comments are outlined below in “1.” and “2.”, followed by the responses of the Company and additional disclosure the Company plans on including in the next filing of the definitive proxy statement.

Form 14A Filed on March 24, 2023

1.	The Staff has asked us to address the risk that the issuer may be deemed an unregistered Company under the Investment Company Act of 1940 (the “Investment Act”).

Response: In response to this oral comment issued by the Staff, we have notified the Staff that we will be including disclosure which informs the public of the possibility that we may be deemed an unregistered Company under the Investment Company Act of 1940. We are also advising the Staff that we intend to amend the Definitive Proxy Statement to provide that the Company proposes to extend its life for an additional six months as opposed to the additional one year originally sought in the Preliminary Proxy Statement. Similar disclosure as outlined below will be included in the next filing of our definitive proxy statement:

Disclosure:

If Alset were deemed an “investment company” under the Investment Company Act of 1940 (the “Investment Act”), as amended (the “Investment Company Act”), we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete the Business Combination.

If we are deemed to be an investment company under the Investment Act, our activities may be restricted, including:

● restrictions on the nature of our investments;

● restrictions on the issuance of securities, each of which may make it difficult for us to complete the Business Combination; and

*the requirement to liquidate.

In addition, we may have imposed upon us burdensome requirements, including:

● registration as an investment company with the SEC;

● adoption of a specific form of corporate structure; and

● reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations that we are currently not subject to.

In order not to be regulated as an investment company under the Investment Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading of securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We do not believe that our principal activities and the Business Combination will subject us to the Investment Company Act. To this end, the proceeds held in the trust account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Pursuant to the trust agreement, the trustee is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), we intend to avoid being deemed an “investment company” within the meaning of the Investment Act. An investment in our securities is not intended for persons who are seeking a return on investments in government securities or investment securities. The Trust Account is intended as a holding place for funds pending the earliest to occur of either: (i) the completion of our initial business combination (which shall be the Business Combination should it occur); (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to provide holders of our Class A Shares the right to have their shares redeemed in connection with our initial business combination (which shall be the Business Combination should it occur) or to redeem 100% of our public shares if we do not complete our initial business combination within 21 months from the closing of our initial public offering or (B) with respect to any other provision relating to the rights of holders of our Class A Shares; or (iii) absent an initial business combination (which shall be the Business Combination should it occur) within 21 months from the closing of our initial public offering, our return of the funds held in the trust account to our public shareholders as part of our redemption of the public shares. If we do not invest the proceeds as discussed above, we may be deemed to be subject to the Investment Act. If we were deemed to be subject to the Investment Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete a business combination. In addition, we could be required to liquidate. If we are unable to complete the Business Combination, our Public Shareholders may only receive their pro rata portion of the funds in the Trust Account that are available for distribution to Public Shareholders, and our warrants and rights will expire worthless.

On March 30, 2022, the SEC issued proposed rules relating to, among other matters, the extent to which SPACs could become subject to regulation under the Investment Company Act. The SEC’s proposed rule under the Investment Act would provide a safe harbor for SPACs from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities. The duration component of the proposed safe harbor rule would require a SPAC to file a report on Form 8-K with the Commission announcing that it has entered into an agreement with the target company (or companies) to engage in an initial business combination no later than 18 months after the effective date of the SPAC’s registration statement for its initial public offering. The SPAC would then be required to complete its initial business combination no later than 24 months after the effective date of its registration statement for its initial public offering. Although that proposed safe harbor rule has not yet been adopted, the SEC has indicated that are serious questions concerning the applicability of the Investment Company Act to a SPAC that does not complete its initial business combination within the proposed time frame set forth in the proposed safe harbor rule.

The proposed safe harbor rule has not yet been adopted, and one or more elements of the proposed safe harbor rule may not be adopted or may be adopted in a revised form. However, if we were deemed to be an investment company for purposes of the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and could increase the costs and time needed to complete a business combination or impair our ability to complete a business combination. If we have not completed our initial business combination within the required time period, our public shareholders may receive only approximately $10.12 per share, plus interest, or less in certain circumstances, on the liquidation of our trust account and our warrants and rights will expire worthless.

2.	The Staff has asked us to address the risk regarding the Company not being able to complete a business combination, specifically, a risk related to the Committee on Foreign Investment in the United States (“CFIUS”).

Response: In response to this oral comment issued by the Staff, we have notified the Staff that we will also be including disclosure from page 82 of Amendment No.1 to Form S-4, which was filed on November 25, 2022, in our next filing of the definitive proxy statement regarding the risk that the proposed business combination we hope to consummate will be subject to a CFIUS review; the scope of which was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”), to include certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S business. We respectfully note, that we do not believe that the nature of the Company’s business contains anything that would be considered “sensitive businesses” or raise concerns regarding foreign acquisitions of U.S. Real estate or any other activities that raise “national security concerns”. Notwithstanding, , similar disclosure as outlined below will be included in the filing of our definitive proxy statement:

Disclosure:

We may not be able to complete an initial business combination with a U.S. target company since such business combination may be subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.

Certain of our directors are citizens of countries other than the United States. It is possible that the Business Combination may be subject to a CFIUS review, the scope of which was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”), to include certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. FIRRMA, and subsequent implementing regulations that are now in force, also subjects certain categories of investments to mandatory filings. If the Business Combination falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit a voluntary notice to CFIUS, or to proceed with the business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the business combination. CFIUS may decide to block or delay our business combination, impose conditions to mitigate national security concerns with respect to such business combination or order us to divest all or a portion of a U.S. business of the combined company without first obtaining CFIUS clearance, which may limit the attractiveness of or prevent us from pursuing certain business combination opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete a business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues.

Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and we have limited time to complete our business combination.

If you need any additional information or have any follow up questions, please feel free to contact Darrin M. Ocasio of Sichenzia Ross Ference LLP at 212-398-1493.

Sincerely,

By:	/s/ Heng Fai Ambrose Chan
Name:	Heng Fai Ambrose Chan
Title:	Chairman and Chief Executive Officer